WAIVER OF SALES CHARGE RIDER

This rider is issued as part of the Annuity Contract to which it is attached. The Date of Issue and Contract Date applicable to this rider are the same as that of the Contract. Except where this rider provides otherwise, it is subject to all conditions and limitations of such Contract.

Benefit:    We will waive any contingent deferred sales charge applicable to a partial or full surrender of the Contract Value if the Covered Person has met the requirements of Eligible Confinement as described below. This benefit will be provided if the Contract Owner provides written proof of Eligible Confinement which is satisfactory to the Company and requests the partial surrender or full surrender of Account Value within 91 days of the last day of confinement.

Definitions:    The following definition is added to Your contract.

Covered Person: (a) the current Contract Owner(s) if the Contract Owners(s) has (have) been Contract Owner(s) continuously since the Date of Issue and if not confined at the time the contract was purchased; and (b) the Annuitant, if not confined at the time the contract was purchased.

Eligible Confinement: Confinement must be at the recommendation of a physician for medically necessary reasons, for at least 180 consecutive calendar days, to:

a)a hospital recognized as a general hospital by the proper authority of the state in which it is located; or

b)a hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; or

c)a facility certified as a hospital by Medicare; or

d)a nursing home licensed by the state in which it is located and which has a registered nurse on duty 24 hours a day; or

e)a facility certified by Medicare as a long term care facility.

Signed for Hartford Life Insurance Company

HL-VA98NHR    Printed in U.S.A.
P568R0.FRM